UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Annual Report 2015

CONTENTS

Letter from the Chairman

1.	Relevant data	1
2.	Managing and Supervisory Boards	4
3.	Macroeconomic context – The country’s economic situation	7
4.	Argentine electricity market	9
5.	Description of our management activities	13
6.	Economic and financial situation	42
7.	Main transactions with related parties	47
8.	Corporate social responsibility	49
9.	Processes and control	53
10.	Board of Directors’ Proposal	54

Letter from the Chairman

To the Shareholders:

I hereby submit for your consideration the Annual Report, the Financial Statements and other documentation related to the fiscal year ended December 31, 2015, which the Board of Directors sends to the Company Annual General Meeting for the discussion thereof.

The referred to documentation reflects the Company’s performance in the twenty-fourth fiscal year, period which, with the vantage point of writing this letter subsequent to year-end, we would like to consider as the last “irregular” fiscal year in terms of regulatory and economic aspects.

The fiscal year 2015 closed not only with a significant positive result but also with the reversal of the financial deficit recorded at the end of the previous year, as a result of a series of government measures that sought to mitigate the serious situation which the Company was undergoing due to the freezing of the electricity rates. Nevertheless, the measures to which we will refer are no longer in effect at the date of this letter. They have been replaced with very important and long demanded measures aimed to normalize the sector.

The need to adjust the economic and financial situation of electricity distribution companies under federal jurisdiction led to the issuance, in March 2015, of Energy Secretariat Resolution No. 32/2015 (the “Resolution 32”), which approved a theoretical electricity rate schedule for distribution companies, covered with the Federal Government’s funds, to be applied as from February 1, 2015.

Resolution 32 also provided that as from February 1, 2015 the funds collected by the Distribution Company as a consequence of the implementation of the Program for the Rational Use of Electric Power (“PUREE”) (SE Resolution No. 745/2005) – recorded until that time as a debt of the Company- were to be regarded as part of the Distribution Company’s income and earmarked for covering the higher costs of the provision of the electricity distribution service. In addition, the Resolution authorized distribution companies to offset until January 31, 2015 the PUREE-related debts against and up to the amount of the Company’s receivables resulting from the partial application of the Cost Monitoring Mechanism (“MMC”) set forth in the Memorandum of Understanding concerning the Renegotiation of the Concession Agreement (the Adjustment Agreement), approved by Executive Order No. 1957/2006 of the National Executive Power, that had not been transferred to the electricity rate.

Because of that, and mainly as a consequence of the implementation of the above-mentioned resolution, in 2015 the financial deficit situation with which the Company had ended the previous fiscal year was reversed, having been unnecessary to call an Extraordinary Shareholders’ Meeting to consider the reduction of the Company’s share capital. Therefore, in the fiscal year being reported the Company recorded additional income as government grants supplementary to the Distribution Added Value (“VAD”) for ARS 5.6 billion, of which ARS 4 billion related to Resolution 32, ARS 568 million to collections under the PUREE, $ 496 million to the waiver of loans for consumption (mutuums) received for the payment of salary increases, and ARS 551 million to the recognition of higher costs not included in electricity rates. It is mainly due to this income that in fiscal year 2015 it was possible to reverse the operating deficit of ARS 3.3 billion to a net positive result of ARS 1.1 billion.

Furthermore, and only through these financing mechanisms was it possible to resist the impact of the personnel salary increases over the last years, in which salary discussions were resolved by means of agreements with and resolutions of the different regulatory authorities who decided upon the financing sources not provided for in the regulatory framework in effect, outside a collective bargaining negotiation with the participation of the Company as one of the parties and with genuine funds, as would be the case in a normal situation.

(continued)

The fiscal year 2015 brings to an end a four-year period in which the Company made every effort to operate in a distorted market, beginning in 2012 when we decided to warn government officials of the previous administration that their inaction would have very serious consequences in the level of the service and that the freezing of rates acted as an incentive to careless consumption that made it necessary to significantly increase investments to satisfy the demand for electricity. The serious situation not only affected Edenor’s economic rights, but also altered the conditions for the normal provision of the service.

 Due to the fact that in the Company’s opinion the Grantor of the Concession’s failure to comply with the provisions of the Adjustment Agreement considerably damaged its economic and financial situation, in 2013 the Company filed a complaint against the Federal Government, claiming not only the effective compliance with the obligations under the Adjustment Agreement, but also compensation for damages due to the non-compliance with such obligations. The judicial pronouncement sought should consider as well, the recognition of all those rights to which we are entitled and which we believe were not protected by Energy Secretariat Resolutions Nos. 250/13 and 32/15.

However, convinced as we still are, that our first obligation is the provision of the electricity service, in Edenor we decided to launch an investment plan on a scale never attempted before in the Company’s history and more substantial than that required by the authorities then in office, in order to confront the expected increase in the demand, which over the last 10 years grew a colossal rate of 44.5%, whereas in comparable cities like Santiago de Chile or San Pablo it increased 15% or in New York where it grew 3%.

Taking up this formidable challenge, we increased our level of investments from approximately USD 100 million per year between 2007 and 2011 to USD 179, USD 206 and USD 274 million in the last three fiscal years, and this was reflected in an improvement on the quality of the service, with the consequent reduction in the number of power outages and the duration thereof. We are proud of having accomplished that. Investments should be planned and projected, and the execution thereof tendered and awarded. Permits to occupy land, rights-of-way for transmission lines, etc. should be requested. Nothing of this can be done faster than we did. We undertake to continue this investment program until we reach the quality of service our customers deserved, which is the essence of our mission and vocation.

However, because of the operating deficit recorded by the Company in the last years as a consequence of the imbalance between the development of its revenue and expenses, resulting from the freezing of electricity rates and the increase of operating costs and investments, the Company was forced to adopt emergency measures, such as deferring the payment of amounts owed to CAMMESA for the energy purchased from the Wholesale Electricity Market (“MEM”), not paying the penalties imposed for the deterioration of the service quality level, and accepting, among other available financing sources, loans for consumption (mutuums) to afford investment and salary payment.

At the closing date of fiscal year 2015, due to all these mechanisms, the Company accumulated debts with different government and quasi-governmental agencies, such as the debt with CAMMESA, which, including interest, amounts to ARS 2.7 billion for the energy unpaid to the MEM, and to ARS 1.3 billion for the loans for consumption (mutuums) granted by CAMMESA, as instructed by the Energy Secretariat in the framework of SE Resolution 65/2014. This Resolution provided for the granting of the aforementioned loans for consumption (mutuums) to cover the temporary insufficiency of the funds deriving from the Fund for Electric Power Distribution Expansion and Consolidation Works (“FOCEDE”) created to finance the works plan called “extraordinary”. Such mechanism, pursuant to which the Federal Government agreed to finance ARS 2.9 billion, was canceled as from February 1, 2016 by MEyM Resolution No.7 when disbursements for nearly ARS 2 billion were still to be made. If unpaid penalties for a nominal amount of more than ARS 1 billion are also considered, we’ll have a clear picture of the starting point.

(continued)

In spite of the Company’s precarious situation, the permanent commitment of all the personnel, who put great effort into their daily activities, has made it possible to maintain the level of service and satisfaction of our customers among the best of those provided by public utility companies in Argentina. Although all service quality indicators have remained at reasonable levels, we are acutely aware that they have deteriorated. This analysis cannot disregard the fact that due to the lack of price signals, the residential demand has continued to grow, with the consequent impact on both the distribution network facilities and the level of breakdowns and claims.

In the last week of January 2016, by means of Resolutions 6/2016 and 7/2016 of the Energy and Mining Ministry and Resolution 001/16 of the ENRE, the Executive Power and the regulatory agency introduced a series of very significant changes that will affect  the development of this Distribution Company, among which the following are worth mentioning:

✓   Revocation of Resolution 32/2015 and implementation of a new electricity rate schedule;

✓   Termination of the system implemented for the granting of loans for consumption (mutuums) for investments;

✓   Increase in the value of the average monomic seasonal purchase price (which includes Power, Transmission and other charges) from 86.46 ARS/MWh (Real) to 320.77 ARS/MWh (Estimated Average); the latter value comprises all consumption categories, subject to discounts for electricity savings and the creation of a social tariff;

✓   Cancellation of the PUREE system;

✓   Increase in the value of the fixed charge for investments created by Resolution 347/2012 and transfer to the Company of the responsibility for the management of the funds, eliminating the trusts created by such Resolution;

✓   Monthly billing for all Company customers;

✓   Instruction to the ENRE to carry out the RTI before December 31, 2016, more than 9 years after the approval by the National Executive Power of the Memorandum of Understanding concerning the Renegotiation of the Concession Agreement that provided for such RTI.

As we have consistently expressed for almost 10 years, we have always believed that government grants were to be directed towards those who needed them, and considered that it was unfair that customers with a high level of purchase power paid bills of ARS 25 per month that did not even cover 10% of the costs of the service.

The announced measures seek to begin a process aimed at providing the sector with sustainability, promoting non-renewable resources savings, improving the service and ensuring that the assistance provided by the Federal Government reaches those who need it. In this first stage, 90% of Edenor customers will pay between ARS 80 and 300 per month, an amount well below that paid for other services such as cable TV or cell phones. Additionally, the establishment of a social tariff, with a consumption of 150kWh with no variable cost, and the possibility of paying a price equivalent to 10% of the full electricity rate for those who save energy consumption, not only ensures that those who need the Government assistant will not be left out, but also encourages customers to save on the use of this scarce resource.

We are enthusiastic about the path chosen, and are willing to make every effort and offer our cooperation in order for it to succeed. However, as we mentioned before, some flexibility and professionalism will be necessary to overcome some limitations and/or difficulties we foresee, such as paying accumulated debts and improving our work productivity. It will be necessary to continue incorporating modern technology and adapting the regulatory frameworks to cope with our customers’ needs in terms of novelties and advances, to ensure access to the universal service in the face of increased demand and to generate the adequate signals for innovations, investments and savings to increase.

With regard to the financial debt, it increased almost 54% as compared to the previous year, due mainly to the effect of the rate of exchange. In 2015, interest payments on the financial debt were timely made.

(continued)

In relation to environment protection, safety, occupational health and corporate social responsibility, Edenor has consolidated its vision of social responsibility as a tool for the sustainable development of the business, through an approach that takes into consideration all the principles which, we believe, must be dealt with therein. In this regard, we will continue working on the integration of the different areas of work in aspects related to the protection of the environment, the respect for persons, the transparency and the fair and efficient performance in our technical and commercial operations.

With regard to technological innovations, in 2015 “EDENOR 2.0” continued to be developed. This new platform, which the Company customers can install on their smartphones, allow them to have access to information about their accounts, make claims, take note of their consumption reading, geolocalize the Company’s commercial offices, and carry out all the procedures/formalities carried out in any commercial office, thus practically transforming this platform into a virtual office.

In that same regard, in 2015 the Company implemented the first stage of the so-called Technical Project, whose main objectives are to achieve higher efficiency and effectiveness in emergencies, an improvement in work productivity and quality, and an adequate follow-up and management of the assets comprising the distribution network.  In this manner, the workforce management system is currently in operation, and we continue working on the implementation of the asset management system. Thanks to these projects Edenor is once again among the world’s pioneers in technological advances applied to the electricity distribution service.

Moreover, in the period under analysis, Edenor carried out multiple actions to tackle energy theft and thereby reduce energy losses not attributable to technical causes. In relation to this, the more than 150 claims brought in Court, mostly against real estate builders or developers, for clandestine connections in entire buildings and irregular supply conditions in high-value properties located in gated communities, are worth mentioning. The Company intends to continue with and even increase these market discipline actions in 2016, not only by filing the respective claims but eventually disseminating these control operations and their results as well.

It must be pointed out that at the time of issuance of this annual report, the electricity supply issue is very present in all the media due to the combination of the recently approved increase in electricity rates and the heat wave that causes power outages as a consequence of the excess demand in peak hours. In this regard, it is important to point out that in Edenor’s concession area, power outages were not massive nor did they affect entire neighborhoods, they rather involved specific cases. The Company made available all its material and human resources in order for the heat wave to have the lowest possible impact on its customers, assigning approximately 1,000 work crews to the emergency.

Finally, I would like to express my gratitude to all the Shareholders of the Company for their continued trust in this management and for having accompanied us during these years of crisis, and to the Board of Directors of Edenor and the Supervisory Committee for their continuous support throughout fiscal year 2015. I would also like to specially thank all the Company personnel, whose effort, commitment and professionalism made it possible to achieve satisfactory operating efficiency indices in spite of the circumstances, the uncertainty inherent to our activity and the operating deficit result reflected in the documentation subject to the consideration of the Shareholders.

(continued)

That commitment and dedication to service which I hereby thank and point out, have allowed the Company to demostrate, once again, it can rise to the occasion, ratifying its dedication to service and commitment to its Mission.

To our customers, we would like to ratify this Board of Directors and each Edenor employee’s undertaking to make every effort to, on a daily basis, provide a service with better quality and safety standards, regardless of the circumstantial problems to be dealt with, well aware of the difficulty caused by an interruption of the supply.

Ricardo Torres

Chairman

(Continued)

1.        Relevant data

Corporate purpose and concession area

The corporate purpose of the Company is the distribution and sale of electricity within the concession area and under the terms of the concession agreement entered into with the National Executive Power on August 5, 1992, as well as the acquisition of shares of other electricity distribution companies, complying for such purpose with the provisions of section 32 of law 24,065 and being able to provide such companies with operation services related to the distribution and sale of electricity. Furthermore, the Company is authorized to render advisory, training, operation and maintenance, consulting and management, research and analysis services, as well as to assign, whether for valuable consideration or not, the know-how acquired in the development of the business activities and the development, installation and operation of computer programs.

The electricity distribution and sale service is provided on an exclusive basis to all the users connected to the network within the area comprised of the following: in the City of Buenos Aires: the area encompassing Dock "D", unnamed street, path of the future Autopista Costera (coastline highway), extension of Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General Paz Ave. and Río de La Plata river. In the Province of Buenos Aires the area includes the following districts: Belén de Escobar, General Las Heras, General Rodríguez, San Miguel, Malvinas Argentinas, José C. Paz, La Matanza, Marcos Paz, Merlo, Moreno, Morón, Hurlingham, Ituzaingó, Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López

Economic group

The Company is part of the business group Pampa Energía, which is the largest fully integrated electricity group in Argentina engaged in the generation, transmission and distribution of electricity.

(Continued)

(Continued)

Our shareholders

The share capital of Edenor S.A. is represented by a total of 906,455,100 common, registered, non-endorsable shares, with a par value of one Argentine peso each and the right to one vote per share, divided into three classes: the class “A” shares owned by the Controlling Group, the class “B” free float shares held by the market, and the class “C” shares that remain from the Employee Stock Ownership Program (ESOP).

The graph below shows the ownership of the Company’s common shares as of December 31, 2015:

(Continued)

2.       Managing and supervisory boards

Board of Directors

The business of the Company is managed by the Board of Directors, which, in accordance with the Company’s By-laws, is comprised of twelve directors and up to the same number of alternate directors. The term of office of all the directors is one year but they may be re-elected for consecutive periods.

In turn, the Board of Directors delegates specific functions to an Executive Committee, which, as the Audit Committee, is comprised solely of regular Board members. As for the Audit Committee, it is entirely comprised of directors who qualify as independent, thus complying with the criteria of the National Securities Commission (CNV) and the Sarbanes-Oxley (SOX) Act.

The Annual General Meeting held on April 28, 2015 appointed the members and alternate members of the Company Board of Directors for fiscal year 2015. Furthermore, the Board of Directors at the Board meeting held on May 8, 2015, subsequent to the Annual General Meeting, distributed the positions and approved the continuance of Mr. Ricardo Torres as Chairman of the Board.

The Board of Directors’ composition is as follows:

(Continued)

Senior Management

The following table provides information on the Senior Management of the Company:

Supervisory Committee

The Company has a Supervisory Committee, which is responsible for overseeing the Company’s compliance with the By-laws, the shareholders’ resolutions and the applicable laws. Furthermore, and without prejudice to the function developed by the External Auditor, the Supervisory Committee must submit to the Annual General Meeting a written report on the reasonableness of the information included in the Annual Report and the Financial Statements submitted by the Company Board of Directors.

In accordance with the By-laws, the Supervisory Committee is comprised of three members and three alternate members elected by the shareholders at an Ordinary Shareholders’ Meeting for a term of one year, although they may be re-elected. The holders of Class A common shares will be entitled to elect two members and two alternate members. The holders of Class B and Class C common shares will be entitled to jointly appoint one member and one alternate member.

The Annual General Meeting held on April 28, 2015 appointed the members and alternate members of the Supervisory Committee for fiscal year 2015, to wit:

[1]Chairman

Audit Committee

Pursuant to the Capital Markets Law No. 26,831 all listed companies are required to have an Audit Committee comprised of at least three Board members, a majority of whom must be independent in accordance with the criteria set forth by the CNV.

The members of the Audit Committee are appointed by the Company Board of Directors and elected from among Board members who have the highest level of experience in business, financial or accounting matters. In compliance with the Securities and Exchange Commission (SEC) regulations, an “Audit Committee financial expert” must be appointed from among the members of the Committee.

The following Directors were appointed as members of the Audit Committee by the Company Board of Directors at the Board meeting held on May 8, 2015:

(Continued)

[1] Appointed as Financial Expert at the meeting held on May 8, 2015

[2] Appointed as member of the Audit Committee at the meeting held on September 18, 2015 to replace Mr. Juan Cuattromo. On December 9 he submitted his resignation, which became effective as from December 10, 2015.

Board of Directors and Supervisory Committee members’ fees – Board remuneration policy

The total remuneration for the Board of Directors is fixed annually by the Annual General Meeting. For such purpose, the Board of Directors makes a proposal following the provisions of the Argentine Business Organizations Law and the CNV regulations, which set guidelines and limits based on the existence or non-existence of profits. In accordance with the provisions of Law No. 26,831, the aforementioned proposal is previously evaluated by the Audit Committee, which issues an opinion on the reasonableness thereof.

Upon approval of the total remuneration for the Board by the Annual General Meeting, it is the Board of Directors, exercising the authority delegated by the Shareholders’ Meeting, which assigns from such amount the remuneration of each director.

Additionally, the Shareholders’ Meeting usually authorizes the Board to pay the Directors and Supervisory Committee members who will held office in the following fiscal year, advanced fees up to a certain amount, subject to the approval of the Annual General Meeting that approves the financial statements for such new fiscal year.

Until the date of issuance of this Annual Report, the amount paid as advanced directors’ fees for the services provided since the Annual General Meeting held on April 29, 2015 totals ARS 3.6 million. As required by the CNV regulations, provisions have been recorded to cover the payment of Board of Directors and Supervisory Committee members’ fees related to fiscal year 2015 for ARS 3.3 million and ARS 0.4 million, respectively.

Senior Management remuneration policy

With regard to the remuneration policy for Senior Management, the Company has implemented a fixed and variable remuneration system. The fixed remuneration is related to both the level of responsibility required for the position and its competitiveness as compared to the market, whereas the variable remuneration is associated with the business objectives set at the beginning of each year and the degree of achievement of such objectives by the performance of the executive member throughout each financial year.

The Board of Directors has not implemented a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company employees. The other activities of a Remuneration Committee are also developed by the Human Resources Department, in consultation with the Chairmanship, which is in charge of proposing options and subsequently implementing the specific decisions and policies on these issues. With regard to the remuneration of the Chief Executive Officer, it has been additionally approved by the Audit Committee due to the fact that he is a related party, and the Board of Directors of the Company.

(Continued)

3.     Macroeconomic context – The Country’s economic situation

Economic activity

In 2015 the real Gross Domestic Product (GDP) annual growth amounted to approximately 1%/1.5%; thus, the economic performance of the year was insufficient to offset the 2.7% fall suffered by the economy in 2014. The activity level, which during the second half of the year was fueled by the effect of winter crops on GDP growth, remained, in general terms, stagnant, thus accumulating four consecutive years of ups and downs, being unable to achieve sustained growth.

With regard to supply, the industrial production continued to show a low performance. The exchange rate lag, the restrictions to import intermediate goods, the slowdown in growth suffered by Argentina main commercial partners, and a weak internal and external demand affected the performance of the manufacturing activity.

In terms of the GDP components, and according to unofficial data, by the end of 2015 private consumption recorded an average increase close to 2.0%, due to the increase in demand mainly as from the second half of the year, although a sense of caution among consumers continued to prevail.

Development of prices

With regard to inflation, in the last months of the year the rise in prices accelerated with prices resuming their upward trend, albeit at a rate lower than that recorded in 2014. Therefore, in the fourth quarter of the year the unofficial data, published on a monthly basis by the Freedom of Expression Commission of the Chamber of Deputies, showed monthly increases above 2%; thus, by the end of the year, the annual rate of increase in retail prices ranged from 26% to 28%.

As for the official data, the last information available on the general consumer price index of the National Institute of Statistics and Census (INDEC) at national level relates to October 2015, according to which such index recorded an accumulated increase during the first ten months of 11.9% and an annual variation of 14.3% as compared to October 2014. The other goods and services account showed the highest increase, recording an accumulated variation of 17%. The two accounts with the highest incidence in the index, which account for 45% of the index and relate to food and beverages and houses and basic services, recorded accumulated increases of 9.7% and 10.9%, respectively.

Foreign trade

The development of the amounts of goods sold showed in 2015 that the weakness of Argentina’s trade balance is mostly due to internal political factors rather than the global market conditions. The competitiveness crisis of the tradable-goods sector is not just the result of the development of international prices but rather the consequence of imbalances, such as the exchange rate lag, the persistently increasing tax pressure, and the multiple requirements and restrictions imposed on export and import transactions. These import restrictions continued to be in effect until December 2015, when the new Administration lifted many of the existing restrictions.

According to the provisional data of the INDEC, in 2015 exports decreased more than imports to USD 56.7 billion, showing a negative variation of 17% as compared to the same period of 2014. Imports fell 8.3% as compared to 2014, recording an annual accumulated amount of USD 59.8 billion. Consequently, the trade balance decreased USD 6.1 billion as compared to the annual total of 2014, showing for the first time since 1999 a trade deficit of USD 3.0 billion.

(Continued)

Fiscal situation

In 2015, the imbalance in public finances deepened due to the expansionary fiscal policy, driven by electoral issues, certain public policies and debt payment obligations. The financing of these imbalances through the transfer of funds from the Argentine Central Bank (BCRA) to the National Treasury continued to be one of the main causes of the expansion rate of internal prices. In 2015, the primary deficit of public accounts was close to 1.9% of the GDP, as opposed to the 0.8% recorded in the previous year. This deficit amounts to 3.5%, if the BCRA and other government agencies’ transfers are not accounted for as revenue.

Financial system

In 2015, there was a strong and sustained acceleration in the year-on-year rate of increase of the monetary base, which, by the end of the year, recorded an annual increase of approximately 40%. Although the change of authorities in the BCRA in December 2015 resulted in the introduction of changes in the management of the monetary policy, such as the increase in the implicit interest rate in the calls for tender for Argentine Central Bank Bills of Exchange (LEBAC), which allowed for a greater absorption of Argentine pesos and the consequent reduction of the liquidity in the market, it is unlikely that the rate of increase of the monetary base will experience a sudden slowdown in the short-term, quite on the contrary, the reduction of the expansion rate is expected to occur gradually.

With regard to the foreign exchange market, until mid-December 2015, and due to the daily mini-devaluations approved by the BCRA throughout the year, the US dollar price in the official market accumulated a depreciation of 14.9%, maintaining an average gap of more than 50% with the rate of exchange of the American currency in the informal market. Finally, in the last days of December, the new authorities decided to put an end to the restrictions on the purchase of foreign currency implemented in 2011 and, since December 17, 2015 there has only been one rate of exchange for the US dollar, which can be bought without the prior authorization of the Federal Administration of Public Revenues (AFIP). As a result of the elimination of the restrictions on the purchase of foreign currency and the unification of the US dollar rates of exchange in the local market, during the first working days after the lifting of the restrictions, the American currency traded at approximately ARS 13.5 on the retail market, depreciating the Argentine peso by more than 40%.

Outlook

2016 forecasts are marked by caution. The macroeconomic context and the imbalances accumulated specially in the last years of the previous administration (high inflation, fiscal deficit, high monetary issue and commercial restrictions) make it necessary for the new President to implement as soon as possible substantial changes in the economic policy in order to tackle the legacy left behind by his predecessor, bring the economy back on track and put Argentina back on the path to economic growth. In order for this to happen, the recovery of the economy throughout 2016 and the consolidation of growth in 2017 will be of the essence. In this regard, it is expected that the real GDP will contract 1% in 2016 and the inflation rate will remain high; most forecasts project a level of inflation between 8 and 10 points higher than in 2015. In this context, the Company will have to develop its activity with the utmost care considering the levels of costs and revenue necessary for the maintenance of the activity and the investment plan.

(Continued)

4.       Argentine electricity market

Legal and regulatory framework

As from the administrative reform and the privatizations provided for by the Federal Administrative Emergency Law No. 23,696 passed in August 1989, there was a fundamental change regarding public services in Argentina. In general terms, a model in which public services were provided by the Federal Government was replaced by a model in which those services were mostly assumed by private companies.

In this context, the electricity sector was no exception. There was a radical transformation based on the vertical and horizontal disintegration of the business with direct consequences in the different stages leading to the supply of electric power. Thus, a system in which the Federal Government was exclusively in charge of the generation, transmission and distribution was replaced by a system in which those activities were separately undertaken by public and private companies, with the Federal Government maintaining a controlling and regulating role.

The legal framework of the privatization process that took place during the 1990’s was comprised of the regulatory framework provided for by Federal Law No. 24,065, the express incorporation of public services to the Argentine Constitution and several complementary regulations.

The purpose of such regulations was not only to address the problems of the electricity sector, but also to establish the instruments to carry out the economic policy of subsequent governments. The privatization of the electric power services was carried out with a system in which the Federal Government assumed an active role in both the regulation and control of the generation, transmission and distribution of electricity, delegating to private companies the rendering of the services and giving way to the economic signals to be the stimulus for investments.

The objective of Federal Law No. 24,065 was to modernize the electricity sector by boosting the efficiency and the competition, enhancing the quality of the service and promoting private investments, thus drawing an unprecedented line in Argentina among the generation, the transmission and the distribution of electricity as different business activities and setting out the regulations applicable to each of these activities.

This law established that the services provided by the Company should be rendered at fair and reasonable tariffs that not only include, in the electricity sale price charged to users, the acquisition cost of the electricity in the wholesale market, but also that allow for the generation of sufficient revenue to both cover operating costs, taxes and amortizations, and obtain a rate of return commensurate with the operating effectiveness and efficiency of the Company.

Furthermore, and pursuant to the provisions of the aforementioned legislation, the concession agreements included an initial electricity rate schedule valid for a term of ten years, at the expiration of which the regulatory agency was required to set new rates for successive periods of five years.

In this regard, with the passing of Law No. 25,561 (Economic Emergency and Foreign Exchange System Reform Law) at the beginning of January 2002, and the successive extensions thereof until December 31, 2017, the rate adjustment mechanisms of goods, works or services were declared null and void, thus rendering ineffective the updating of rates mentioned in the preceding paragraph.

On February 13, 2006, the Company and the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN), entered into a Memorandum of Understanding concerning the Renegotiation of the Concession Agreement (the Adjustment Agreement), which provides for a Temporary Tariff Structure (RTT) and the subsequent renegotiation of the concession agreement through the carrying out of a “Tariff Structure Review” (RTI) process.

With regard to this review process, during 2009 the Company submitted a tariff structure proposal, as stipulated in the Adjustment Agreement, and complied with the National Regulatory Authority for the Distribution of Electricity (ENRE) requests for additional information thereon. As there were no new developments, and taking into account that the terms stipulated in the Adjustment Agreement had expired, the Company made administrative and judicial presentations in order for the ENRE to take the referred to process forward.

This situation changed on January 27, 2016 when the Energy and Mining Ministry (MEyM), by means of Resolution No. 7/16, instructed the ENRE to take the necessary steps to carry out the RTI process so that the rates resulting therefrom will come into effect before December 31, 2016.

(Continued)

At the same, in the last years after the signing of the Adjustment Agreement, the Federal Government, through the Energy Secretariat (SE) and the ENRE, adopted different temporary measures aimed at mitigating the deterioration of the Company’s operative and financial situation as a result of stagnant electricity rates, such as the issuance of ENRE Resolution No. 347/12, SE Resolution No. 250/13 and the signing of loans for consumption (mutuums) agreements for the carrying out of investments and the payment of salaries. In this regard, on March 11, 2015 the SE issued SE Resolution No. 32/15, which addresses the need for the adjustment of the economic and financial situation of distribution companies and considers it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession.

In turn, on December 16, 2015, by Executive Order No. 134/2015, the new Administration declared the state of emergency in the country’s electricity sector until December 31, 2017, and instructed the MEyM to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

In this same regard, on January 27, 2016 the MEyM issued Resolution No. 6/16, whereby it approves the Wholesale Electricity Market (MEM) summer quarterly rescheduling related to the February-April 2016 period, setting increases in energy and power costs, which are to be transferred to the Company’s distribution rate using a system of different prices for residential customers who save energy in relation to their prior year consumption levels and for those who qualify for the application of the social tariff.

Furthermore, by means of the aforementioned MEyM Resolution No. 7/16, the ENRE was instructed to adjust, on account of the RTI, the Distribution Added Value (VAD) in the Company’s electricity rate schedules, cancel the Program for the Rational Use of Electric Power (PUREE), and suspend the loans for consumption (mutuums) agreements entered into with the Company.

Finally, on January 29, 2016, the ENRE issued Resolutions Nos. 1/16 and 2/16. The first of them contains the new electricity rate schedule to be applied to each customer category as from February 1, 2016 and provides for the issuance of bills on a monthly basis. The second Resolution provides for the termination of the Fund for Electric Power Distribution Expansion and Consolidation Works (FOCEDE) on January 31, 2016 and the establishment of a new system for the funds collected from the application of Resolution 347/12, which will no longer be deposited in the aforementioned trust.

Concession

The concession was granted for a term of 95 years that may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods, a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the Company’s share capital, currently owned by Electricidad Argentina S.A. (EASA), must be offered for sale through a public bidding.

By means of Resolution No. 467/07, the ENRE provided that the first management period shall be deemed concluded at the end of the five-year tariff period beginning on the date on which the tariff structure review comes into effect.

The Company has the exclusive right to distribute and sell electricity within the concession area to all users who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in a timely manner and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

The Company’s performance is subject to the terms and conditions of its Concession Agreement and the provisions of the regulatory framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter.

In this context, the Company is responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the Concession Agreement and the regulatory framework, and carrying out the works and investments it deems suitable.

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Failure to comply with the guidelines set will result in the application of penalties, based on the economic damage suffered by the user when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the concession agreement. The ENRE is the authority in charge of controlling strict compliance with the guidelines set.

Wholesale electricity market

In August, 1991, the SE created the MEM, whose participants are the Distributors, Generators, Transmitters and Large Users, called Agents of the electricity market.

Additionally, the need to instantly match supply with demand and the impossibility of storing electricity leads to a centralized dispatch that determines where, who and how much will be generated at the same time. It is for this purpose that in July, 1992, Compañía Administradora del Mercado Mayorista Eléctrico, Sociedad Anónima (CAMMESA), the company in charge of the regulation and operation of the wholesale market, is created.

In turn, over the last years, the Federal Government modified the conditions originally established by means of different resolutions, thus having nowadays a significant and decisive participation in the functioning of the MEM.

CAMMESA

The operation of the MEM is managed by CAMMESA. The Federal Government, through the SE, owns 20% of CAMMESA’s share capital. The remaining 80% is owned, in equal proportions, by the associations that represent MEM participants: Generators, Transmitters, Distributors and Large Users.

CAMMESA is a non-profit corporation that is responsible, since its creation, for the technical operation of the electricity system and the management of MEM transactions in accordance with the electricity regulatory framework and related regulations, which include, among other responsibilities, the following:

✓   determining the technical and economic dispatch of electricity in the national interconnection system (production schedule of all power generation plants of the power system to match production with demand,

✓   planning energy capacity needs and optimizing energy use pursuant to the regulations periodically issued by the SE, acting as agent of the various MEM participants,

✓   purchasing from or selling electricity to other countries by performing the relevant import/export operations,

✓   managing the availability of the generation system,

✓   supplying fuel pursuant to SE Resolution 95/13, which includes the management, acquisition, nationalization, control, reception, storage and distribution of liquid fuels to power generation plants by sea, river and land transportation,

✓   managing the Supply and Trust Agreements for the new thermal and nuclear power plants, especially for non-conventional sources of energy or those works within the National Hydraulic Works Program.

The operating costs of CAMMESA are covered by mandatory contributions made by all MEM participants.

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During the last years, due to the imbalance existing between production costs disbursed and the amount collected from the Agents for their demand through prices that do not cover said costs, the MEM lost its economic self-sustainability. The operating deficit of the MEM’s power and energy compensation funds and accounts has been financed by the Federal Government through loans granted to CAMMESA.

MEM participants

The main MEM participants are the companies engaged in the generation, transmission and distribution of electricity, and, to a lesser extent, large users and electricity brokers.

✓  Generators

In Argentina, there are more than one hundred generation companies, there are fewer auto-generation companies, and just a few co-generation companies, most of which operate more than one generation plant. As of December 31, 2015, the installed capacity amounted to 33,493 MW, 61% of which derived from thermal generation, 33% from hydraulic generation, 5% from nuclear generation and 1% from non-conventional sources of energy.

✓  Transmitters

Electricity is transmitted from power generation plants to distribution companies through the high voltage electricity transmission system. Transmission companies do not engage in purchases or sales of electricity, their service is governed by the Electricity Regulatory Framework and related regulations issued by the competent authority. The majority of the system is owned by Transener S.A., a company indirectly and jointly controlled by Pampa Energía S.A. Regional transmission companies own the remaining portion of the Sub-transmission.

✓  Distributors

Each distribution company supplies electricity to consumers and operates the related distribution network in a specific geographic area pursuant to a concession agreement, which provides, among other things, for the concession area, the quality of service required, the electricity rates to be paid by consumers for the distribution service and the obligation to satisfy the demand. The ENRE monitors compliance by federal distribution companies, Edenor S.A. and Edesur S.A. with the provisions of the respective concession agreements and with the Regulatory Framework Law No. 24,065.

✓  Large Users

The MEM classifies large users of energy into three categories: Major Large Users (GUMA), Minor Large Users (GUME) and Particular Large Users (GUPA). At present, each of these user categories purchases its energy demand directly from CAMMESA. Agreements between parties (Generator and Large User) are only limited to the Energy Plus segment with respect to the demand exceeding the base demand, i.e. the amount of energy the user consumed back in 2005.

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5.       Description of our management activities

In this chapter, we will provide further details about our main achievements over the last year in terms of management.

As an introduction and for the sake of a better understanding of our management, we must mention the key values which are inherent to our Company such as safety, focus on the customer, sustainable development, quality, people, ethics, commitment and responsibility, based on which all of our activities are carried out.

We detail below the main landmarks:

✓  Business management

Demand for electricity

The demand growth rates, except for 2002 and 2009, showed a positive development, despite having recorded a decrease in growth in 2014 and 2015. This development correlates with the MEM’s demand.

The Company’s demand for electricity as of December 31, 2015 amounted to 26,322 GWh, which represents a 6% increase as compared to that of 2014, whereas the MEM’s demand amounted to 131,998 GWh.

Additionally, in 2015 the Company’s highest value of power amounted to 4,927 MW, whereas the highest peak recorded by the MEM was 23,529 MW. Furthermore, according to the data provided by CAMMESA, the MEM’s installed capacity as of December 31, 2015 amounted to 33,493 MW.

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La evolution of power is the following:

Energy sales

In 2015, the amount of energy sold amounted to 22,381 GwH, which represents a 5.1% increase as compared to 2014. The graph below shows the evolution of sales in the last 5 years.

Energy cost

In Argentina, most of the electricity generated in 2015, as in previous years, was of thermal origin. The energy consumed during 2015 was supplied by the following sources: fossil fuels (oil, natural gas and coal) 64.1%, hydroelectric 30.7%, nuclear 4.8% and renewable sources (wind and solar photovoltaic) 0.4%.

At the same time, and within the category of fossil fuels derived from oil, there is a strong incidence of fuel oil and diesel fuel, which generates growing production costs when compared to previous years as a consequence of the steady increase in the use of this type of fuel.

(Continued)

Additionally, the operating costs in the generation sector and, consequently, the monomic market price (including power plus energy) grew 35% on average, as compared to 2014, mainly due to a larger proportion of the imported volume of diesel fuel and liquefied natural gas.

Furthermore, the supply of natural gas allocated to the electricity sector was slightly lower than the consumption recorded in 2014, thus being insufficient to satisfy the increased demand of thermal power plants in winter. Therefore, imports from Bolivia increased.

As from the issuance of SE Resolution 2016/12, there were changes regarding the prices of energy and power applied to the distributors which purchased at seasonal prices. The structure of energy prices for the different sectors of the demand, the power charges and the consideration of a higher differentiated price for losses in excess of the amount recognized in the relevant Concession Agreement were replaced by a system of a single monomic price.

The Company purchased the total amount of energy in the market at an average annual monomic price of 84.46 ARS/MWh. This price amounted to 320.77 ARS/MWh in those cases in which the Federal Government grant did not apply.

The evolution of the average purchase price for the Company in the last four years is shown in the following graph:

Energy losses

The Mobile Annual Rate (TAM) of total losses (technical and non-technical) for 2015 amounted to 14.89%, i.e. 0.62% higher than the rate recorded in the previous year, which amounted to 14.27%

In low-income homes without access to the natural gas network, many handcrafted devices continued to be used mainly during the winter, which generated a large energy demand that is reflected in the increasing number of failures in the medium and low-voltage networks of these areas.

In Regions II1 and III2, new shanty towns continue to appear, along with the growth of the existing ones. The theft of energy in these areas is still the main factor behind the increase in total losses.

At the same time, the longstanding conflicts with unions had a negative impact on the goal of reducing the rate of energy losses.

1 Includes the districts of Hurlingham, Morón, Ituzaingó, La Matanza, Merlo, Marcos Paz and General Las Heras.

2 Includes General Rodríguez, Moreno, San Miguel, Malvinas Argentinas, José C. Paz, Pilar, Escobar, Escobar Islands, Tigre, San Fernando, Tigre Islands and San Fernando Islands.

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Additionally, in 2015 and with the aid of legal counsels, criminal complaints were filed against customers who were not part of the low-income segment for having committed fraud. In this regard, new technological criteria were established in order to reduce the vulnerability of facilities, developing self-managed meters that can be read and disconnected remotely.

Regarding energy recovery, 799 clandestine customers and 3,332 inactive customers were normalized.

Additionally, 55,836 inspections of T1 meters were carried out with 46% effectivity, 10,762 meter compartments were adjusted and armor-plated, and the related networks were normalized.

Furthermore, anti-fraud control operations were carried out in gated communities and shopping malls, and special plans aimed at detecting fraud in new buildings were developed.

The following histogram shows the development of the annual rates of energy losses since the Company began its operations:

Electricity rates

The Economic Emergency and Foreign Exchange System Reform Law No. 25,561, passed on January 6, 2002, whereby adjustment clauses denominated in foreign currency and indexation mechanisms were declared null and void, was extended once again in 2015.

In 2015, the number of customers that continued to be exempt from paying the electricity rate schedule provided for by ENRE Resolution 628/08, because their consumption levels were higher than 1,000 KWh in a two-month period, and also because they met the exemption requirements set forth in the Resolution, amounted to approximately 275,000, on average. Due to this exemption, the rates applied to these customers’ consumption were those provided for in the former electricity rate schedule, i.e. the one established by ENRE Resolution No. 324/08.

As for unsubsidized customers, the Company applied, throughout 2015, SE Resolution No. 1,301/11, pursuant to which these customers paid an average monomic price of ARS 320/MWh.

The application of this Resolution did not change the effects on the Company’s VAD.

Adjustment Agreement between the Company and the Federal Government

On February 13, 2006, the Company and the UNIREN entered into a Memorandum of Understanding concerning the Renegotiation of the Concession Agreement (Adjustment Agreement) which provides for the implementation of an RTT as from November 1, 2005, with a 23% increase in the average distribution margin that may not result in an increase in the average electricity rate of more than 15%, and an additional 5% average increase in the VAD, allocated to certain specified capital expenditures. It also provides for the establishment of a social tariff for the needy, the levels of quality of the service to be rendered, and the implementation of a minimum investment plan in the electric network to be fulfilled by the Company.

(Continued)

Tariff Structure Review (RTI)

On July 30, 2008, the SE issued Resolution No. 865/08, which modifies Resolution No. 434/07 and establishes that the electricity rate schedule resulting from the RTI will go into effect in February 2009.

The RTI process began with the issuance by the ENRE of Resolution No. 467/08. On November 12, 2009, the Company made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, the Company made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule. Among them, a Preliminary Administrative Action (“Reclamo Administrativo Previo”) was filed before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof was made in October 2012. In the Company’s opinion, this claim came to an end due to the issuance of SE Resolution No. 250/13 of May 2013.

Additionally, in June 2013, a complaint was filed against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013.

On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SE Resolution 32/15.

This situation, as mentioned in chapter 4 under “Legal and regulatory framework”, changed on January 27, 2016 when the MEyM, by means of Resolution No. 7/16, instructed the ENRE to take the necessary steps to carry out the RTI process so that the rates resulting therefrom will come into effect before December 31, 2016.

Resolution 347/12

During 2015, the Company continued to apply ENRE Resolution No. 347/12, which provided for the application of a different fixed amount for each of the different electricity rate categories, with the only exception of those customers who were exempt from paying the electricity rate schedule provided for in ENRE Resolution 628/08.

These amounts, which will continue to be managed by the FOCEDE trust until January 31, 2016, continued to be deposited in a special account, and are being exclusively used for the carrying out of infrastructure and corrective maintenance works in the Company’s facilities within the concession area.

Subsequently, on January 29, 2016, the ENRE issued Resolution No. 2/16, which provides for the termination of the FOCEDE trust on January 31, 2016 and the establishment of a new system for the funds collected from the application of Resolution 347/12, which will no longer be deposited in the aforementioned trust.

Loans for consumption (Mutuums): Extraordinary investment plan

Due to the delay in obtaining the Tariff Structure Review, which will make it possible to restore the economic and financial equation of the concession, the Company lacks the necessary conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, the Company has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution 347/12 and SE Resolution 250, and the granting of loans for consumption (mutuums) to help it carry out the investment plan it considers appropriate.

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA shall suspend -until further notice- all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from customers.

(Continued)

SE Resolution 32/15 and Recognition of the Cost Monitoring Mechanism (MMC)

By means of Resolution No. 32/15, the SE approved a temporary increase in the Company’s income, on account of the RTI that will be carried out, effective as from February 1, 2015, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service. This additional income arises from the monthly difference generated between the theoretical electricity rate schedule included in an appendix to such resolution and the current electricity rate schedule applied to each customer category. Additionally, this resolution provided that the collected PUREE-related funds were to be regarded as part of the Company’s income. It is worth mentioning that such resolution caused no increases in the electricity rate schedule applied to customers.

As provided for in Appendix I of the Adjustment Agreement, in May and November 2015, the Company submitted to the ENRE two request for approval for the application of MMC Nos. 18 and 19, related to the November 2014-April 2015 and May 2015-October 2015 periods, respectively.

In this regard, the SE instructed the ENRE to incorporate in the calculation of the theoretical schedule the variations of both MMC for 7.20% and 9.05% as from May 1 and November 1, 2015, respectively.

Additionally, Resolution No. 32/15, continuing with the mechanism initiated by SE Resolution No. 250/13, and notes ENRE N0. 112,606/14, SE No. 486/14, and SE No. 1136/14, authorized the Company to offset until January 31, 2015 the accumulated amounts under the MMC against the Company’s debts under the PUREE.

Furthermore, this Resolution instructed CAMMESA to issue sale settlements for an amount equal to the surplus of the MMC receivable less the PUREE-related debt (including interest), and authorized CAMMESA to receive such sale settlements as partial payment of the Company’s debt with CAMMESA under the loans for consumption (mutuums) agreements  (SE note  4012/14), the debts for economic transactions with the MEM, and the amounts under the loans for consumption (mutuums) agreements (SE resolutions 10/14 and 65/14).

Evolution of the average electricity rate, Consumer Price Index (IPC), Wholesale Domestic Price Index (IPIM), Salary variation coefficient (CVS) and VAD

The variations recorded since 2003 in the evolution of the average electricity rate, the consumer and wholesale domestic price indexes, the coefficient of salary variation, and the VAD have been as follows:

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Position of the electricity rate in the international market

The following histograms show the Company’s residential and industrial electricity rates for 2015, with and without government grants, and the new electricity rate schedule applicable as from February 1, 2016, as compared to the electricity rate currently in effect in other countries:

9

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Electricity rate categories

The current electricity rate categories are detailed below. It must be clarified that as of December 31, 2015, the electricity rate schedules applied included subsidized and unsubsidized rates (ENRE Resolution 628/08 with government grants, ENRE Resolution 324/08 for those exempt, and SE Resolution 1301/2011 without government grants):

-          Residential Tariff (T1-R): for households whose demand does not exceed 10 kW.

-          Small-demand Commercial Tariff: for commercial customers who do not fall within the scope of 1-Residential or 1-Public lighting tariffs.

-          Medium-demand Commercial Tariff (T2): Includes medium-sized commercial customers whose maximum power demand is equal to or higher than 10 kW but lower than 50 kW.

-          Industrial Tariff (T3): for industrial customers whose demand is greater than 50 kW.

-          Low voltage (LV): voltage lower than or equal to 1 kV.

-          Medium voltage (MV): voltage higher than 1 kV but lower than 66 kV.

-          High voltage (HV): voltage equal to or higher than 66 kV.

-          Wheeling System: includes large users who purchase their electricity directly from generators or broker companies through the MEM.

-          Other: for public lighting (AP) and shantytown customers.

✓  Commercial management

Customers

The following graph shows the evolution of the number of customers as of December 31 of each year:

Customer service

The Company tends to its 2.8 million customers through 27 commercial offices distributed in 21 districts, including the Federal Capital and the Call Centers (CAT) located in the Federal Capital (CABA) and the Province of Tucumán. Additionally, it takes care of the requests made via Web and through the Edenor 2.0 application for smart devices.

(Continued)

With the aim of detecting customer needs and in order to measure their degree of satisfaction with the service, the Company conducts different surveys:

✓  of general satisfaction, to measure customer satisfaction of the different tariff categories and technical and commercial attributes;

✓  of processes, to know the satisfaction of customers who get in contact with the Company in different processes, such as new connections, commercial and technical claims, assistance received in commercial offices and call centers, attention to large customers, and delinquency;

✓  CIER regional survey, to compare different attributes of the service provided to residential customers of distribution companies from different countries of South and Central America;

✓  and finally, the Mystery Shopper survey, to know the satisfaction index with the assistance received in commercial offices.

Indicators used to measure the commercial management

Some of the indicators used to measure our commercial management and the evolution thereof in the last years are disclosed hereunder.

✓  Claims – Number of Claims for which a solution was provided within 10 working days

One of the tasks of the customer service function is to provide a solution to claims made by customers. Although the regulation establishes a term of 15 working days for the Company to provide a solution and notify the customer, the Company has set 10 working days as its expected standard.

(Continued)

✓  Call Center – Level of Service

The indicator is calculated as the number of calls answered before 30 seconds in respect of the number of calls received.

Main milestones achieved

In 2015, T1R (residential segment) customer satisfaction stood at 79%, with the electricity supply service ranking third compared to other public services, which represents a 4% improvement as compared to 2014:

The survey on the quality of the customer service provided by the commercial offices was conducted for the second consecutive year using the mystery shopping technique, with a result of 9 (9 satisfactory replies out of 10 persons interviewed), as opposed to the 8.8 result obtained in 2014. This represents a very good result and a slight improvement compared to the previous year. It must be taken into account that this index is exempt from the factors that influence the consumers’ replies on their perception of satisfaction, and that it measures 4 aspects of customer attention: general aspects, infrastructure, customer service and assistance/advice provided.

(Continued)

New technologies

                With regard to collections, the modality of payment with credit cards was also made available to customers with delinquent balances.

With regard to meters, 959 self-managed meters were installed in Moreno and Merlo districts.

Large customers

In 2015, the volume of energy sold to the large demand segment increased 5.19%, due mainly to the 7.28% increase in the energy sold to T3 customers and the 0.3% decrease in the energy sold through the wheeling system. In 2015, 76 T3 customers were incorporated, whereas the number of major large users remained unchanged. The volume of energy sold to large users accounts for 18.7% of the Company’s total sales.

In 2015, services sold to Large Customers amounted to ARS 9.3 million in the following categories:

✓  Projects and works: ARS 5.5 million

✓  Maintenance: ARS 3.1 million

✓  Counselling and other services: ARS 0.7 million

According to measurements performed, the satisfaction of Large Customers grew from a positive result of 67.2% in 2014 to 69% in 2015.

Reading, billing and collecting

It is the group of activities aimed at ensuring the correct and complete performance of the following tasks: reading of energy and power consumption recorded in customer meters, its subsequent processing and determination of values based on the applicable rate schedules, the billing thereof, printing and, finally, the delivery of the bill to the customer.

In the year 16,591,417 two-month period meter readings and 506,217 monthly meter readings are made through reading devices called Portable Reading Terminals (T). In the case of electronic meters, the reading is made through waves that make it possible to not only read the consumption information but also have access to other information about the conditions of the meter, such as whether it has stopped functioning or been tampered.

The detail of annual readings broken down by electricity rate category is as follows:

Subsequent to year-end, and with the aim of providing T1 customers with timely information on their consumption and facilitating the payment thereof, by means of Resolutions Nos. 6 and 7/2016 of the MEyM and No. 1/2016 of the ENRE, as part of the measures adopted to restore the electricity sector, a monthly billing system of the consumption recorded in a two-month period was implemented, dividing the two-month period consumption into two similar monthly periods.

Delinquent payments

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In 2015, the delinquent payment balance decreased from ARS 229.3 million to ARS 209.3 million as of December 31, 2015, thus reverting the growing trend of the last years. By the end of 2014, the Court lifted the precautionary measure that prevented the Company from taking actions to rectify delinquent customer situations and suspending the electricity supply to customers with consumption levels above 1000 kW/h. Thanks to this action, it was possible to decrease the operating balance.

Throughout the year, the integral plan to reduce the delinquency payment balance continued, with the performance of diverse actions, to wit:

✓   Special notices prompting delinquent customers to pay.

✓   Personalized calls to negotiate payment and prompt delinquent customers to pay.

✓   Suspension, verification of the suspension, disconnection and reconnection of the electricity supply service.

✓   Management and follow-up plans on customers with the highest delinquent accounts.

✓   Actions aimed at inquiring about the delinquent customers’ economic and social situation in order to provide them with different payment plans to regularize their situation.

✓   Personalized in situ customer management with university students.

✓   More flexible payment plans.

✓   Increased management of inactive accounts

The following graph shows the evolution of the delinquent payment balance in 2015 as compared to previous years:

(Continued)

Collection management

The collection management involves receiving, controlling and efficiently processing all the information on payments made by our customers through the Collection Agents hired by the Company to provide that service.

The detail of collections in Argentine pesos made by the Company in 2015 through the different payment options are as follow:

✓  Technical management

Edenor’s network

The system through which the Company supplies electricity is comprised of 75 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 15,839 MVA of installed power and 1,438 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV distribution system is comprised of 16,834 MV/LV transformers, which represents 6,937 MVA of installed power, 10,216 kilometers of 33 and 13.2 kV medium-voltage lines, and 26,248 kilometers of 380 V low-voltage lines.

The table below shows the most significant data related to the transmission and distribution system for the last three years:

Electricity is conveyed from points of interconnection with the Argentine Interconnection System (SADI), 500 kV-220 kV Rodríguez Substation, 220 kV Ezeiza Substation, and from the local Puerto and Costanera power plants. In turn, the transmission network links these nodes with Casanova, Colegiales, Malaver, Matheu, Morón, Rodríguez, Talar and Zappalorto 220 kV head substations, and with Matanza, Ramos Mejía, Agronomía, Puerto Nuevo, Edison and Malvinas 132 kV head substations.

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The transmission and distribution system, together with Edesur S.A. and Edelap S.A.’s systems, form the Buenos Aires Metropolitan Area system that is operated by SACME, a company jointly controlled by Edenor S.A. and Edesur S.A. SACME is responsible for the management of the high-voltage regional distribution in the Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and distribution network in the CABA and the Buenos Aires metropolitan area, including coordination with the SADI in the Company and Edesur’s concession areas.

The Company distributes energy from the high/medium voltage substations through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system, distributing the electricity to final users with varied voltage levels depending on their requirements. In exceptional cases, certain customers are supplied with power at higher voltages

2015 was a particularly promising year in terms of investments in the high-voltage network structure, both in relation to works in substations and in electrical transmission lines, reaching an all-time record in the start-up of network expansions. With regard to the installation of transformers, the Company reached its maximum levels, representing an increase in the installed transforming power at 132/13.2 kV of more than 1,000 MVA.

Investments

Investments made during 2015 amounted to ARS 2.5 billion. As expressly instructed by the Company Board of Directors, investments were given priority over other disbursements in order to maintain the provision of the public service under safe conditions.

It is worth mentioning that the level of investments continued recovering, even though the availability of resources throughout the year continued to be limited as a consequence of the tariff lag and the constant increase in operating costs.

In order to meet the growing demand, the majority of the investments were aimed at increasing facility structures, reinforcing existing facilities, and connecting new electric power supplies.

The Company continued to make every effort to maintain fraud and delinquency indicators, service and product quality levels, environment protection and public safety at efficient levels.

In comparative terms, there has been a significant increase in the level of investments in the last five years due to both the application of funds managed by the FOCEDE trust, and the extraordinary financing granted by the Federal Government. This evolution can be observed in the following graphs:

(Continued)

The following table shows the amounts of the investments made in 2015, classified according to activity:

The main works performed during 2015 were as follow:

Transmission Structure

✓  Expansion of the 220/132 kV Rodríguez substation, increasing its capacity in 600 MVA; commissioning of a 300 MVA - 220/132 kV transformer.

✓  Completion of the new Rodríguez substation-Malvinas substation and Rodríguez substation- Pilar substation 132 kV transmission lines.

✓  Commencement of expansion works of the 500/220 kV Rodríguez substation, increasing its capacity in 800 MVA.

✓  Renovation of some oil filled (OF) cable sections (opposite the metropolitan airport) of the Nuevo Puerto substation-Vicente López substation-Libertador substation 132 kV transmission lines; commissioning of the Nuevo Puerto substation-Vicente López substation renovated section.

✓  Commencement of the new Suarez substation-Villa Adelina substation 132 kV transmission line.

✓  Commencement of the new Colegiales substation-future 132 kV Urquiza substation-Agronomía substation 132 kV transmission line.

✓  Commencement of renovation works of an OF cable section of the Morón substation-Castelar substation 132 kV transmission line.

✓  Commencement of new switching fields of Morón substation-Luján substation (TRANSBA) 132 kV transmission lines in Malvinas substation

(Continued)

Sub-transmission Structure

✓  Completion of expansion works of the 132/13.2 kV Catonas substation, increasing its capacity in 80 MVA.

✓  Completion of expansion works of the 132/13.2 kV Tortuguitas substation, increasing its capacity in 80 MVA.

✓  Completion of the new 132/13.2 kV San Alberto substation – with a capacity of 80 MVA.

✓  Completion of the new 132/13.2 kV Manzone substation – with a capacity of 80 MVA.

✓  Completion of expansion works of the 132/13.2 kV Colegiales substation, increasing its capacity in 40 MVA.

✓  Completion of expansion works of the 132/13.2 kV Edison substation, increasing its capacity in 40 MVA.

✓  Completion, replacement and renovation of 132/13.2/20 kV transformers to feed Mitre and Sarmiento railway lines; 2 in Ramos Mejía substation and 1 in Edison substation.

✓  Completion of expansion works of the 132/13.2 kV Matheu substation, increasing its capacity in 40 MVA.

✓  Expansion and renovation of the medium-voltage switchboard in Morón substation; replacement of a 132/13.2 kV transformer of 40 MVA for another of 80 MVA.

✓  Completion of expansion works of the 132/13.2 kV Ciudadela substation, increasing its capacity in 80 MVA

✓  Completion of expansion works of the 132/13.2 kV El Pino substation, increasing its capacity in 40 MVA.

✓  Commencement of expansion works of the 132/13.2 kV Tapiales substation, increasing its capacity in 80 MVA; replacement of 40 MVA transformers for 80 MVA transformers.

✓  Commencement of expansion works of the 132/13.2 kV Derqui substation, increasing its capacity in 80 MVA; replacement of 40 MVA transformers for 80 MVA transformers.

✓  Commencement of expansion works of the 132/13.2 kV Suarez substation, increasing its capacity in 80 MVA; replacement of a 40 MVA transformer for another of 80 MVA

✓  Commencement of expansion works of the 132/13.2 kV Marcos Paz substation, increasing its capacity in 40 MVA; replacement of 20 MVA transformers for 40 MVA transformers

✓  Commencement of construction works of the new 33/13.2 kV Corralón substation with a capacity of 32 MVA.

✓  Commencement of rernovation and expansion works of the 132/13.2 kV Urquiza substation with a capacity of 120 MVA.

✓  Commencement of construction works of the new 132/33/13.2 kV Gaona substation with a capacity of 160 MVA.

✓  Commencement of construction works of the new 132/13.2 kV Olivos substation with a capacity of 160 MVA.

✓  Commencement of construction works of the new 132/13.2 kV Aguas substation with a capacity of 100 MVA

Distribution Structure

✓  63 new feeders in new and existing substations: San Justo, Luzuriaga, San Alberto, Agronomía, Melo, Munro, Nordelta, Catonas, Malaver, Ciudadela, Rotonda, Maschwitz, Benavidez, Bancalari, Matheu, Tecnópolis, Tortuguitas, Manzone, San Fernando, Suarez, Malvinas, Cazador step-down transformer center, Escobar step-down transformer center, Migueletes, Altos and Marcos Paz.

✓  Closures between medium-voltage feeders of various substations, 329 new medium and low-voltage transformer centers and 390 power increases in existing centers, which increased installed power in 242 MVA.

(Continued)

Network Improvements

The improvements made comprised all voltage levels. The most significant ones are detailed below:

✓  High-voltage network: replacement of 132 kV and 220 kV circuit breakers. Adjustment of medium-voltage switchboard protections in several substations and replacement of 132 kV cable protections.

✓  Medium-voltage network: replacement of medium-voltage circuit breakers in substations and installation of internal arc protections in medium-voltage switchboards. Significant replacement of old technology underground network, and replacement of medium and low-voltage transformers and pieces of equipment in medium-voltage centers.

✓  Low-voltage network: replacement of underground and overhead network. Reinforcement of network with product quality problems.

✓  Distribution technical management

New distribution structure

As from 2015, with the objective of adapting the service operation to the new conditions of the management of resources, new work regions were formed, distributed in accordance with the analysis of different relevant factors, such as: surface, number of customers, LV and MV networks and communication channels, managed resources, etc.

Therefore, the distribution area was comprised of 3 Regional Departments, one Operative Programming Department and the Control Center. The execution and follow-up of the works in the distribution networks are among the main responsibilities of the Regional Departments. The function of the Operative Programming Department is to program the works in high, medium and low-voltage networks that are afterwards managed by the Regions and the Transmission area.

Each Regional Department is comprised of the following districts:

Investment actions

(Continued)

In order to improve service and product quality, comply with the Electrical safety in public spaces plan, expand the MV and LV networks, satisfy the requests of new supplies and accompany the growth in demand, several investment actions were carried out, among which the following can be mentioned:

Region I

✓  Connection of 459 new supplies.

✓  Renovation of 4,700 LV poles.

✓  Renovation of 17 km of MV cable.

✓  In order to prevent flood damage, waterproofing works were carried out in 8 underground transformer centers and cable occlusion and sealing works were performed in another 74 centers.

✓  In compliance with both the Regulations and the Electrical Safety in Public Spaces Plan, 41 transformer centers located inside buildings were improved through the installation of anti-fire equipment.

✓  Draft of 3,078 works for new supplies, structure and improvement of medium and low-voltage networks, including: 501 transformer centers and 130 km of underground medium-voltage cable.

Region II

✓  In the framework of the two stages of the Plan for the Replacement of Poles, 14,832 poles were replaced.

✓  Incorporation of 4 new medium-voltage outputs in San Alberto substation, 3 new outputs in Paulina substation and 1 new output in Luzuriaga substation to improve the quality of the service.

✓  A total of 159 transformer centers were reformed.

✓  Fulfillment of 11 projects aimed at the replacement of cables with oil-impregnated insulation paper by dry materials.

✓  Incorporation of 200 new transformer centers, increasing the installed power in 70,880 kVA in order to solve Service and Product Quality problems.

✓  The installed power in 176 existing transformer centers was increased in 32,704 kVA.

✓  Renovation of a 154.55 km-long section of the low-voltage network that was defective or in the wrong section, in order to solve Service and Product Quality problems.

✓  Laying of 65.17 km of underground medium-voltage cable.

Region III

✓  Start-up of the Manzone substation.

✓  Enabling of 3 new medium-voltage outputs of Tortuguitas substation.

✓  Enabling of 3 new medium-voltage outputs of Catonas substation.

✓  Enabling of the high-voltage line that links Malvinas and Pilar substations, going through the new Mazone substation.

✓  Construction of 112 medium and low-voltage transformer centers. Increase of the voltage module in another 154 transformer centers.

✓  Laying of 4.8 km of overhead and 16 km of underground medium-voltage power lines. Construction of 125 km of overhead and 32 km of underground low-voltage power lines.

✓  Assembly and installation of 106 new transformer centers in San Fernando, Tigre and Escobar districts.

Preventive and corrective maintenance

(Continued)

Remote control and remote supervision

                The remote control of the medium-voltage distribution network continued to consolidate, with 1,450 remote supervision points and 140 remote control points in operation. Moreover, the works for the incorporation of 255 additional remote control points are currently underway with different degrees of progress.

Research and development

The Company actively participates in international congresses related to its business, where it makes presentations on improvements and new developments implemented in the Company and becomes acquainted with recent technological developments. Among such congresses, the following can be mentioned:

✓  CIRED – International Electricity Conference and Exhibition: the Company presented two technical works: “Condition Assessment of Power Transformers – A Practical Methodology Approach” and “Waterproofing of Underground Transformer Centers”.

✓  CITTES – Live Working and Safety in Electrical Power Transmission and Distribution and De-Energized Maintenance in High Voltage Installations: in simultaneous sessions, 69 technical works were presented and 28 field works on energized lines were developed in General Rodríguez Transformer Station, owned by the Company and Transener S.A. These works were presented by 15 Argentine companies and a binational Argentine-Uruguayan company.

✓  First Congress on Research and Technology Transfer in Electrical Engineering. National Technological University - General Pacheco Regional School: Its objective was to invite the research groups in Electrical Engineering from the different Regional Schools of the National Technological University and companies of the electricity sector to create a forum for discussion and exchange of knowledge and experience, and promote the culture of research, almost absent until the creation of the National Commission for University Evaluation and Accreditation (CONEAU). Based on this premise, 45 technical works of an excellent academic level, mostly related to applied research, were presented in the Congress. Several of these works were developed jointly with companies of the electricity sector.

(Continued)

✓  Supply and logistics management

In 2015, with the aim of carrying out the investments to expand the capacity of the high-voltage electricity distribution network throughout 2016, the Company purchased relevant supplies and awarded high-voltage works, among which the following can be mentioned:

Supplies

-          300 MVA – 220/132/13.2 kV three-phase transformer.

-          Three 80 MVA – 132/13.86 kV three-phase transformers.

-          Ten 40 MVA – 132/13.86 kV three-phase transformers.

-          55 kilometers of 220 kV 1x1200 mm² aluminum conductor cable.

-          50 kilometers of 132 kV 1x1200 mm² aluminum conductor cable.

Works

-          Civil construction of the new 132/13.2 kV Olivos substation, which will be located in the Coastal Boulevard of Vicente López District, Province of Buenos Aires.

-          Civil construction, electromechanical assembly and commissioning of the new 132/13.2 kV Aguas substation, which will be located between La Pampa St., Figueroa Alcorta Ave. and Leopoldo Lugones Ave. of the City of Buenos Aires. Construction and commissioning of three 132kV - 40MVA transformer fields, two cable output fields and one building, which will contain the medium-voltage switchboards, the related command switchboards and the auxiliary service switchboards.

In this regard, it is worth pointing out that thanks to the successful purchasing management, the prices obtained for some of the supplies acquired were up to 5% lower than their market values of 2013, year when the Company purchased similar pieces of equipment.

Additionally, it must be pointed out that in 2015 the amount of supplies bought reached its maximum level due to the increasing number of investment plans and maintenance works.

Decentralized logistics

Due the incorporation of contractor firms’ personnel into the Company’s payroll and the need for supplies to be nearer to the operation to continue improving the logistics network, in 2015 two new Distribution Centers (González Catán and Moreno) were incorporated, in addition to the already existing Loma Hermosa Distribution Center, to deal with the operations of Regions II3 and III4.

Vehicles

The Company doubled its fleet of commercial vehicles, basically cherry pickers and utility vehicles for the transportation of poles and cables, from 678 vehicles in 2012 to 1,203 in 2015, thus accompanying the increase in manpower of the last years in the different operating areas and regions.

Properties

Continuing with the adapting of the administrative and commercial buildings in order to satisfy the need for additional space to cope with personnel increase, the Company executed the investment plan earmarked for the carrying out of works unrelated to the electricity distribution business, among which the new Moreno Sector work, and the improvements made to the Guzman and Pilar buildings, the Pacheco sector and the Escobar commercial office, which totaled an investment of ARS 34.8 million, are worth mentioning.

 3 Includes Hurlingham, Morón, Ituzaingó, La Matanza, Merlo, Marcos Paz and General Las Heras districts.

4 Includes General Rodríguez, Moreno, San Miguel, Malvinas Argentinas, José C. Paz, Pilar, Escobar, Escobar Islands, Tigre, San Fernando, Tigre Islands and San Fernando Islands

(Continued)

✓  Quality management

Service quality

In spite of the constant increase in operating costs and the delay in obtaining tariff increases in the last years, it has been possible to maintain an acceptable service quality level as a result of investments made and maintenance works performed in the network. The average interruption frequency and the total interruption duration of the last six years are detailed below:

✓  Average interruption frequency per kVA of distribution transformers (FMIK)

✓  Total interruption duration per kVA of distribution transformers (TTIK)

(Continued)

✓  Average interruption frequency per customer:

✓  Average interruption duration per customer:

Product quality

With regard to the Quality of the Technical Product, whose control is done by verifying voltage levels and disturbances at supply points identified due to customer claims, in 2015 the ENRE fined the Company in the amount of ARS 85.8 million.

Regarding measurements at supply points reported in customer claims, the ENRE requires that all such measurements have a duration of seven days, recording on a daily basis via web the claims made.

With reference to disturbance and voltage level measurement campaigns provided for by the ENRE, in 2015 the required number of measurements was made and all the recording equipment was calibrated and certified.

Additionally, and in accordance with the Company’s policy concerning the updating and replacement of disturbance control equipment, in 2015 five harmonic disturbance control pieces of equipment were acquired. It is expected that disturbance control recorders will continue to be bought to replace the oldest ones. The electric parameters controlled by the disturbance recording equipment are analyzed focusing on the early detection of possible deviations.

✓  IT and telecommunications management

In 2015, the Company made significant improvements to the technological platform, thus consolidating its leading position in this segment.

Technical project

                It is one of the most ambitious and defying technological projects in the Company’s history. Its objective is to optimize the operative management through the implementation of software for the integral management of both the assets comprising our facilities and the workforce. It will allow us to have a better knowledge of our facilities and carry out a better planning of maintenance works that will result in a sustained reduction of the rate of failures.

                Additionally, it will make it possible to increase effectiveness in the management of emerging tasks, usual in the technical and commercial operations, thanks to the improvements on programing, task performance, work planning and power cut reduction

(Continued)

In this framework, in August, 2015, the first stage was implemented, which comprises the workforce management (WOM), for teams performing technical tasks. The project will continue during 2016 with the implementation of the functionality for the commercial teams and the system for asset maintenance.

Applications

With reference to our applications, in 2015 we continued with the continuous improvement processes, focusing on the following:

Edenor 2.0:

The second stage of Edenor 2.0 App for mobile devices and the Web was implemented. Among its functionalities, the following are worth mentioning:

✓   Making consultations of historical consumption, power and bills

✓   Sending notices of planned and forced power outages

✓   Carrying out of more than 70% of commercial procedures/formalities.

Proactive communication actions:

Proactive actions were developed to keep customers informed through telephone calls campaigns:

✓   Notices of forced and planned HV/MV documents

✓   LV forced power outages

✓   Actions to rectify delinquent customer situations

Electric power network operation management and recording system (Nexus):

Activities were carried out for the development of new functionalities and performance improvement of both the connection with the Technical Project, and the Service and Product Quality modules.

Commercial system (CC&B):

With regard to our commercial system, several improvements have been made to the process, among which the following are worth mentioning:

✓   Link with the Edenor 2.0 platform in order for our customers to carry out procedures/formalities

✓   Incorporation of new tariffs and charges for the billing of self-managed meters

✓   Adjustment of the functionality to allow for the system connection with the new applications of the Technical Project

✓   Adjustment of the micro-reading module. Issuance of the electronic bill.

Human Resources Systems:

The system for the management of employee attendance, Smartime, was implemented. The system included the Cronos Control tool, which records our employees’ attendance using fingerprint authentication.  Phase I included the salary and wage preparation interface with the RHPRO personnel management system, replacing the manual entry of information, whereas Phase II, to be implemented in the first quarter of 2016, incorporates derivation and/or control workflows.

(Continued)

With regard to personnel management systems, different adjustments and improvements were made, such as:

✓   Implementation of portals for the updating of employee technical and functional data

✓   Improvements to the accident management module

✓   Recording of disability and restrictions

✓   Adjustment of the training module

Quality Management System (SUMA):

Progress was made with the configuration of the new Quality Management System, which will replace the Loyal QMS system. The necessary adjustments were made in order to adapt its functioning to the Company’s operations, basically with regard to ISO 9001-2015, ISO 14000, and OSHAS 18001 standards. It is estimated that the system will be implemented in the first quarter of 2016.

Administration, Finance, Control, Management and Supply System (SAP):

The following improvements have been made:

✓   Implementation of the “shopping cart” functionality, which allows for the management of minor purchases from a web portal, and of the so called “double envelope” whereby the suppliers submit their technical and commercial offers separately.

✓   Improvements to the Supplier portal, in which queries on the delivery of merchandise and services, bills and payments were included.

✓  New outflow cycle, which included the following processes: urgent purchases, decentralized purchases, decentralized contracts, special contracts, internal payments (advanced funds and fixed funds), purchasing card.

✓   Implementation of the supply requirement planning in order to stock distribution centers from the central warehouse.

✓   Implementation of the electronic bill issuance module.

Business intelligence (Qlikview):

In this regard, several information reports were developed, among which the following can be mentioned:

✓  Out-of-service transformer centers statistics

✓  Collectability rate assessment

✓  Payroll development

✓  Large customers’ consumption curves

✓  Bill management

✓  Applications control and follow-up

✓  Commercial processes follow-up

✓  Sustainable development contracts control

Telecommunications

Throughout 2015, the Company deployed a new corporate and operative IP telephony solution, which consisted of the migration of 2,100 obsolete technology phones. This new platform allows for the implementation of advanced collaboration tools and the improvement of all the users’ mobility, integrating the fixed and mobile telephony to their desks. Additionally, new locations were added to the corporate Wi-Fi system, integrating them to the IP telephony.

Regarding our customers, a new system of calls was implemented to inform them about the due dates of their bills and the time at which the Company expects to restore the service.

Furthermore, the implementation of the new video surveillance and access control system with HD dome security cameras based on cutting-edge technology, continued.

The Company’s infrastructure, both in substations and certain buildings was adapted, performing for such purpose different works, such as:

(Continued)

✓   Installation and start-up of the telecommunications system

✓   Structured wiring for new workstations and 550 existing ones

✓   Fiber optic installation, allowing the following substations to connect at high speed: Malaver, Colegiales, Agronomía and the Tronador and Estomba buildings; commencement of fiber optic cable laying in Urquiza, Vidal and Pilar substations and the Pilar-Moreno sector

✓   Installation of 56 routers of the corporate network, making it possible to improve the performance of installed applications.

Technology and operations

With regard to technology and operations, in 2015 progress was made on several fronts, bringing about substantial improvement in these matters. Some of the milestones were:

✓  New information systems and operations help desk format as from January 2015, including the implementation of good practices to improve internal customer service and measure supplier performance.

✓  Implementation of the corporate printing system, which comprised the replacement of 400 pieces of equipment by state-of-the-art printers, including thermal wax-transfer models that reduce by 90% the generation of IT waste.

✓  Unification of the corporate information protection platform, minimizing the time of data protection and recovery.

✓  Restructuring of the user field support service, defining new roles and extending both the geographical scope and service hours.

✓  Training of resources, launching of initiatives and carrying out of proofs of concept related to “Cloud Computing”, thus beginning to use one of the most disruptive technologies of the IT market.

✓  Human resources management

Collective bargaining agreements

The Company’s relations with its employees are reflected in the collective bargaining agreements entered into with the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) (general employees) and the Asociación del Personal Superior (Association of Supervisory Personnel) (middle management).

The principles that govern labor relations in the Company are consolidated in these collective bargaining agreements achieving an equitably reconciliation of each of the parties’ interests, and ratifying the objective of a sustainable provision of the essential service assumed with the community.

Although the terms of the Collective Bargaining Agreements (CCTs) approved by the competent authorities have expired, the working conditions arising therefrom continue to apply until the signing of a new agreement by virtue of the provisions of Section 12 of Law No. 14,250, pursuant to which a collective bargaining agreement shall remain valid after its expiry if it is not renewed.

Furthermore, the Company reaffirms its commitment to defending human rights by strictly complying with the legislation and the agreements entered into with unions, ensuring that each of the workers, whether unionized or not, exercise their labor rights.

(Continued)

Our employees

In 2015, the number of our employees continued to grow from 4,373 employees in December 2014 to 4,744 in December 2015, which represents an 8% increase. The following bar graph shows the evolution and breakdown of our personnel:

With regard to the incorporation of personnel, the “internal recruitment” and the “Scholarships for Young Technicians” programs were launched. The purpose of the program mentioned in the first place is to fill job vacancies with staff members, promoting in this manner the development of our employees’ careers, based on merit and professional excellence, thus increasing motivation and job satisfaction. As for the scholarships program, its purpose is to provide further training to recently graduated technicians in Electric Power Distribution and Transmission, through an intensive training in the Pacheco Regional School of the National Technological University.

Furthermore, in 2015, the Company continued to incorporate the contractor firms’ workers, who will be covered by the collective bargaining agreement entered into between the Company and the Sindicato de Luz y Fuerza Capital Federal.

Collective bargaining negotiations

With regard to salary agreements, in June 2015, an agreement was entered into by the Ministry of Labor, Employment and Social Security, Edesur S.A., the Sindicato de Luz y Fuerza Capital Federal (Electric Light and Power Labor Union Federal Capital), the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies), and the Company, pursuant to which the following was provided:

✓  A salary increase, until April 30, 2016, of 16% from May 1, 2015 and of a non-cumulative 11.8% from September 1, 2015.

✓  An 11.9% increase for the period May-October 2016, to be calculated on the salaries of April 2016.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreement of the above-mentioned union/association.

Training

The company believes that training is a determining factor in the fulfillment of an organization’s objectives. Providing workers with knowledge and developing their skills allow them to perform their jobs with more efficiency and quality.

In line with this objective, the Company launched an Annual Training Plan, which, as a distinctive feature in 2015, introduced a new conception of information gathering and planning that initially implied the definition of a global program proposed by the Human Resources Department.

The Plan was submitted to the Managing Committee, in accordance with the relevant projects and challenges for the year, in order to commence, after the approval thereof, with the planning of activities.

(Continued)

The Annual training plan was structured in two major types of training, strategic and operative, based on which the different modules and courses were designed.

The objective pursued by the operative training is to train workers to perform the responsibilities assigned, fostering the acquisition of knowledge and specific skills, whereas the objective of the strategic training is to accompany the Company’s process of change, preparing our employees for the new challenges.

The training and updating on technical and safety-related issues are the essence of our training process. The activities are mostly carried out in-house, with a team of more than 50 facilitators, who give courses on standards, procedures and technical regulations.

The courses on “Occupational Safety – Electric Risk”, addressed to all the staff licensed to perform electric tasks are worth mentioning. More than 900 employees take part in this activity throughout the year. These courses are supplemented by different specific safety-related activities oriented to tasks and certain maneuvers in the network and to the handling of vehicles and machinery. On this regard, the theoretical training was reinforced, adding activities regarding “Safety in public spaces” in the different operative areas.

One of the outstanding points of the 2015 plan was the launching of the leadership program targeted at all the management levels of the Company, which aims at adding value to our leaders by offering a space for communication and debate. 743 employees participated in this activity. The Program was carried out with the collaboration of renowned professionals from the Di Tella University executive education team.

Another milestone was the continuity of the integral courses on “Management in electricity distributors”, addressed to young engineers. The Program aims at providing participants with the latest developments regarding technical, safety and management issues and ends with traineeships in the operative areas and the presentation of a final project consisting of a proposal for the improvement of the business key processes. The course was designed in concert with the Pacheco Regional School of the National Technological University, the Argentine Electro-Technical Association and the IDEA Business School.

At the same time, the scholarship program addressed to university students, which has been in place for 20 years, continued. This program strengthens the relationship with Universities, contributing to the professional development of students and graduates through the permanent exchange with the educational community.

(Continued)

Moreover, the Company signed an agreement with the Pacheco Regional School of the National Technological University for the joint development of several of the courses comprising the annual plan. To such end, the Company created an electric networks lab, similar to the one it has in its Training Center. Such lab was donated to the National Technological University to be also used for the practices required by the University majors and technical courses.

Additionally, it is important to point out that the Company continued to actively participate in agencies and organizations, such as the Argentine Electro-Technical Association (AEA), the Argentine Standardization Institute (IRAM) and the Association of Electric Power Distribution Companies of Argentina (ADEERA).

The following tables provide information on the hours of training and the number of participants in each of the training plan areas:

Internal communication and Work environment

With regard to Internal Communication, the A toda luz magazine and the weekly Flash Informativo Semanal news report continued to be issued, in addition to the use of the corporate Intranet and the physical and digital bulletin boards. These tools make it possible to inform personnel about our Company’s news.

In connection with the work environment, our actions were aimed at strengthening the personnel’s sense of belonging and closeness to Management, seeking to communicate the Company’s significant aspects through the “Edenor 2020” program.

Also, an organizational climate survey, developed and managed in conjunction with the consulting firm Hay Group, was implemented. The survey structure was based on different factors that allowed for the gathering of information on the level of commitment, the support provided by the organization, and the effectiveness to achieve business results.

40% of our employees, who expressed their opinions on the different issues comprising our current work environment, participated in this survey. The survey results showed that 48% of the employees were satisfied, 24% were neutral and 28% were dissatisfied.

By means of this process it has been possible to identify strengths and opportunities for improvement, as well as the main axis on which the Company Management must focus.

Additionally, and continuing with the goal aimed at integrating our personnel, the soccer, bowling, tennis and paddle tournaments were conducted, thereby encouraging employees to spend time together in a friendly atmosphere, having a positive influence on the work environment. 500 employees participated in these tournaments. In this same line, a photo safari for the employees’ children was conducted.

(Continued)

As regards other benefits offered to the personnel, the following initiatives were implemented seeking to reinforce not only our employees’ sense of belonging but also our policy aimed at integrating our employees and their families with the Company:

✓ Delivery of purchase orders for the acquisition of school supplies for the workers’ children

✓ Delivery of gift cards for the acquisition of toys for Children’s day.

Occupational health

Focused on obtaining the highest health standard for all the employees, through health promotion and disease prevention, the preventive medical examination program for the totality of personnel continued to be carried out, with over 90% of the employees having undergone the medical examination, which also allowed for the renewal of licenses for the personnel exposed to electric risk.

The aforementioned situation also ensured the follow-up of those employees suffering from disorders unrelated to the occupation and/or detected in the examinations, which, eventually, were referred to the union-run healthcare system for timely and appropriate treatment, thus ensuring a better standard of living for all our employees.

Additionally, the examinations required by the occupational risk law were performed on the totality of the personnel exposed to contaminants.

The accidents suffered by third parties outside the Company’s premises as well as those suffered by our personnel continued to be followed up, offering the Company’s cooperation and support when necessary.

Through our social worker, we continued providing support to and solving socio-occupational problems of our employees both, when the employees requested the service or when the social worker intervention was requested by our in-house medical services. In this same line, by means of the management of workplace attendance, an integral approach of the socio-cultural aspects of employees was adopted aimed at reducing the rates of absenteeism caused by sickness.  It is worth mentioning that the number of consultations made by the personnel to our in-house medical services increased, which allowed for a better and closer contact with the employees, offering prompt solutions to their needs.

(Continued)

6.       Economic and financial situation

Analysis of economic results

In fiscal year 2015, the Company recorded positive results for ARS 1.1 billion, as opposed to the ARS 779.7 million loss recorded in fiscal year 2014. The following graph shows the development of the Company’s results:

The significant variation recorded in the operating result is due to the effects of the application of Resolution No. 32 issued by the SE, whereby income for ARS 5 billion was recognized. Such income is comprised of the following concepts:

(Continued)

In 2015, revenue from sales amounted to ARS 3.8 billion, which represents a 6% increase as compared to 2014. Furthermore, energy purchases in 2015 totaled ARS 2 billion, recording an increase of 8% as compared to the previous year.

(1)       Includes right to use poles for ARS 76.4 million and ARS 57.5 million for 2015 and 2014, respectively, connection charges for ARS 4.2 million and ARS 4 million, respectively, and reconnection charges for ARS 1 million, both for 2015 and 2014.

With regard to operating costs, they recorded an increase of approximately 18% as compared to 2014, basically due to the salary hikes and the contracted services, as a result of the acceleration of the inflationary process in 2015.

(Continued)

In 2015, net financial results recorded a loss of ARS 915.5 million, as compared to the ARS 681.1 loss recorded in 2014. This 34% increase in net loss is mainly due to the devaluation effect of the exchange rate on the Company’s foreign currency denominated financial debt, partially offset by the exchange rate gain obtained in the fair value of investments (Bonds and Money market funds).

Analysis of the financial and cash position

Financial position

(Continued)

The variations recorded in the main assets and liabilities accounts as of December 31, 2015, as compared to the previous year were as follow:

✓  Other receivables: its increase is due mainly to the balance pending collection for the funds related to SE Resolution No. 32.

✓  Financial assets at fair value: its increase originates in greater investments in money market funds and government bonds.

✓  Trade payables: its increase is the result of our increased debts with CAMMESA, mainly due to the balance outstanding as of March 31, 2015 exposed to the accrual of interest.

✓  Tax liabilities: its increase originates mainly in the income tax accrued during 2015.

✓  Other liabilities: its increase originates in the financing provided by CAMMESA for the execution of the Extraordinary Investment Plan.

✓  Financial debts: the increase is due to the devaluation effect on the rate of exchange at year-end.

(Continued)

Cash flows

The net decrease in cash in 2015 amounted to ARS 59.2 million, due mainly to the payment of investments in property, plant and equipment for ARS 2.1 billion, the net increase in financial investments for ARS 1 billion and the payment of interest under the corporate notes for ARS 172.9 million. The Company generated operating funds, to finance the aforementioned items, for ARS 3.2 billion.

(Continued)

7.       Main transactions with related parties

SACME

In the framework of the regulation of the Argentine electricity sector provided for by Law 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to Edenor S.A. and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize SACME SOCIEDAD ANÓNIMA to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME SOCIEDAD ANÓNIMA was organized by Edenor S.A. and Edesur S.A.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System (SADI), to represent the Distribution Companies in the operative management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its management.

The share capital of SACME is divided into 12,000 common, registered, non-endorsable shares, of which 6,000 class I shares are owned by Edenor and 6,000 class II shares are owned by Edesur.

The operating costs borne by the Company during 2015 amounted to ARS 27.3 million.

Financial services agreement with EASA

In November 2015 the Company and EASA entered into an addendum to the original agreement for the provision of financial services dated April 4, 2006, whereby the term of such agreement is extended for a term of 5 years to commence as from September 19, 2015.

Pursuant to the aforementioned agreement EASA will provide the Company with advisory services, as well as services related to the potential development of new lines of business compatible with the Company’s corporate purpose. The services to be provided by EASA include assistance with and counselling on financial performance, financial generation group and decision-making process on financial issues, commitment of financial advisory firms and development of new financial products, restructuring of the Company’s commercial and financial debt, viability, profitability and implementation of new businesses, hedging and strategies with derivatives, relation with domestic and foreign financial entities, financial aspects of the tariff and concession agreement renegotiation process, and the Company’s annual budget.

The consideration to be received by EASA amounts to USD 2.5 million per year, plus VAT.

Agreement with Comunicaciones y Consumos S.A.

During fiscal year 2015, the agreement entered into with Comunicaciones y Consumos S.A. (CYCSA) on March 14, 2007 continued. Pursuant to such agreement, the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Executive Order Nº 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA is responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the networks, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from the rendering of the services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network.

Furthermore, on October 27, 2008 the first addendum to the Agreement for the Granting of Permission for the Use of Electricity Distribution Network was signed. Pursuant to this addendum, the Company granted CYCSA the right to use the poles and towers of high, medium and low-voltage overhead lines and the ducts and/or triple ducts accompanying high, medium and low-voltage ducts for the laying of optical fiber owned by CYCSA, on condition that the referred to optical fiber does not affect the normal supply of the public service provided by the Company. Moreover, said addendum grants the Company the right to use part of the capacity of the optical fiber to be installed. It is worth mentioning that the Company Board of Directors approved the referred to addendum at the Board meeting held on November 5, 2008.

(Continued)

Additionally, in November 2008 a second addendum was signed, whereby the term of the agreement was extended from ten to twenty years. Therefore, the agreement expires in 2028.

                On December 28, 2015, a new consolidated text was instrumented, which includes the terms and conditions for the granting of the right to use the electricity distribution network, replacing all the previous agreements, letters of intent, accords, manifestos, guarantees or other specifications, and maintaining the term thereof until July 2028. That consolidated text was approved by the Company Board of Directors at the Board meeting held on December 16, 2015 with the prior favorable opinion of the Audit Committee.

(Continued)

8.      Corporate social responsibility

Industrial safety

In November 2015, the annual audit conducted by the Argentine Standardization Institute (IRAM) on Industrial Safety was passed with satisfactory results, which allowed the Company to maintain the OHSAS 18001 Certification it had obtained in 2005.

With regard to the safety, occupational health and public safety management programs, the goals set and actions implemented in 2015, based on predefined objectives, were the following:

Objective: To prevent potential diseases and accidents, environmental pollution and lack of quality costs

✓  Goals:

-          Reduce by 5% the frequency and severity rates of Company personnel accidents

✓  Activities developed:

-          Licensing of new personnel and renewal of expired licenses for the carrying out of medium and low-voltage live-line works.

-          Training on commuting, minor and in-office accident prevention, and on the methodology of work at height and its risks.

-          Review of the Safety Standard (NS2-B) on Personal Protection Equipment

-          Updating of occupational risks and hazards identification matrixes based on a new organization.

-          Dissemination, to the Departments and Under-departments of operative areas and to the contractors’ committees, of information on accidents caused as a consequence of both non-compliance with procedures and failure to use and preserve personal protection equipment.

-          Creation of a Joint Committee to evaluate, propose and generate actions aimed at decreasing occupational accidents.

-          Issuance of information bulletins about industrial and public space safety-related issues.

-          Inspection of works performed by contractors.

-          Carrying out of 100% of industrial safety inspections in order to detect possible anomalies.

-          Analysis of the data gathered from inspections performed.

Objective: To plan, develop, verify and improve the activities deriving from resolutions, regulations and other requirements the Company voluntarily agrees to follow applicable to: quality; environment; occupational health; industrial and public space safety.

✓  Goals:

-          Implement IRAM No. 3625 standard on working in confined spaces, underground transformer chambers.

✓  Activities developed:

-          Training on confined spaces in order to teach how to access underground chambers, use personal and collective protection equipment and monitor air quality.

-          The maintenance inspection certification of the entire fleet of cherry pickers available for use was maintained.

-          Project / Bidding for the automatic fire detection system in the Iturri building.

-          Installation of the fire detection and evacuation alarm automatic system in the warehouse buildings located in Garín.

Objective: To support research and development of new environmentally friendly and safety compliant technologies and work methodologies.

✓  Goals:

-          Incorporate new safety-related technologies and documents.

(Continued)

✓  Activity developed:

-          Verification of the industrial safety conditions in 39 buildings authorized by the Company.

With reference to the training for the granting of licenses to personnel, in 2015 the methodology pursuant to which the personnel is licensed to perform electrical tasks was modified, with the number of training hours having been doubled.

Moreover, and in relation to protective workgear, the new flame resistant fabric technology continued to be used in work clothing supplied to the personnel exposed to electric risks, with the aim of reducing the consequences in the event of accidents with electric arcs.

Public safety

                In 2015, the annual audit conducted by the IRAM on the public safety system according to ENRE Resolution 421/11, was successfully passed, thus maintaining the certification of the Company’s public safety system. Additionally, the audits conducted by the ENRE on both transmission areas and distribution works were successfully passed.

With regard to accidents, in 2015, there was a decrease of 27% as compared to the number of accidents recorded in 2014. 25% of the total number of accidents occurred inside houses and due to failures in internal installations. Although these accidents did not occur in public spaces nor are they the responsibility of the Company, they are recorded and reported in accordance with ENRE Resolution 421/2011 legal requirements.

The graph below shows the evolution of the number of accidents in the last years:

According to the analysis of the accidents recorded in 2015, 80% of them are the result of vandalism and third party negligence.

Furthermore, periodic meetings continued to be held with contractors to discuss public safety-related issues. At such meetings, the results of the inspections performed, i.e. goals achieved and deviations found, are presented to the contractors, who are also provided with guidelines for the training to be given to their workers.

(Continued)

Quality

As with the industrial safety management, in November 2015, the certifying entity IRAM conducted the external maintenance audit of the integrated management system, which was successfully passed, thus reflecting the Company’s commitment to the highest quality standards.  The quality management system, implemented and certified since 1999, for the meter-reading, billing, collection, supply and logistics processes has been certified under the ISO 9001:2008 international standard.

Moreover, the Company continued to actively participate in the IRAM, in which diverse committees and sub-committees analyze the different documents comprising the international agenda of the International Organization for Standardization in which Argentina offered its technical opinion and casted its vote. The permanent contribution made to the new versions of the ISO 9001:2015 Quality Management Systems and ISO 14001:2015 Environmental Management Systems standards that came into effect in September 2015 is worth mentioning.

At the same time, the Company actively participated in:

✓  the Commissions organized by the Argentine Society for Continuous Improvement (SAMECO),

✓  the Ibero-American Quality Award, through the Ibero-American Foundation for Quality Management (FUNDIBEQ), as a member of the jury,

✓  the National Quality Award (Law 24,127) and the Argentine Professional Institute for Quality and Excellence (IPACE).

Additionally, in 2015, improvements continued to be made to ensure a correct Quality Management, based on the goals set for the year, which were included in the Integrated Management System Program, among which the following can be mentioned:

✓   Assessment, analysis and reduction by 40% of actions pending resolution in the current corporate system.

✓   Compliance with the annual audit conducted by the external certifying entity for the maintenance of the certification of all the Company processes under the ISO 9001:2008 Quality Management System, ISO 14001:2004 Environmental Management Systems, and OHSAS 18001:2007 Occupational Health and Safety Management System international standards.

✓   Programming, execution, preparation of reports, disclosure of the actions in the current corporate actions system and follow-up of the three-year internal audits program of the 2015 Integrated Management System.

✓   Analysis, update and incorporation of improvements to the Integrated Management System (“New Corporate Actions System”, “5‘S Project’”, “Automatic Alert Via e-mail System” and “New Documentary System”).

✓   Exchange of working practices in connection with quality management systems international standards

✓   Measurement of customer general satisfaction per tariff segment and per processes (1st and 2nd waves).

With regard to the Monitoring program, an analysis of all the Company’s buildings was carried out with the purpose of ensuring that the mandatory controls related to evacuation drills, calculation of fire load, measurement of lighting level, control of fire detection systems and grounding, set forth in the applicable legislation (Law 19,587 on Occupational health and safety and regulatory decree 351/79), had been programmed. As a result of this analysis, four buildings that had to be included and programmed for the current year were identified.

(Continued)

Sustainability report – Global Compact Report

In its new 2013-2014 edition, issued in 2015, the report details the Company’s actions in that period. As usual, the report referred to the Company Mission, Vision and Values, the investments made in the period, the technological innovations, the commitment to the environment, the employees, the customers and the community in general, among other issues. The report was prepared following the principles and standards of the ISO 26000 Standard and the Global Reporting Initiative (GRI) manual.

Additionally, the Company continues to adhere to the United Nations Global Compact’s Ten Principles related to Labor, Human Rights, Environment and Anticorruption. In this regard, in August 2015, the Company’s annual report was completed and downloaded in the United Nations’ website.

Both reports are available on the Internet and the Company’s official website.

Energetic efficiency

In 2015, the Company developed the following projects:

✓   “Galaxy” remote-controlled metering software for a sample of tariff 3 customer meters and meters of HV/MV substations.

✓   Rational Use of Electric Power booklet, with tips for a responsible use of energy and water, and waste disposal, to be delivered to the Company personnel and distributed to the commercial offices.

✓   In the framework of the FONARSEC-IRESUD project, commenced in 2010, in April 2015 the Company carried out the first installation of a photovoltaic energy generation grid-feed system.

Community actions

With the aim of establishing institutional presence in the labor market, in 2015 the Company participated in different conferences, exhibitions, events organized to provide leading companies with the opportunity to get in contact with young talents.

Moreover, the Company continued to disseminate, through the media and on its website, public safety-related tips addressed to the general public. A dissemination campaign featuring these tips was conducted during the second half of 2015, through the delivery of diptychs with electricity bills.

Educational programs

They refer to the group of activities addressed to children that are part of the Company’s long-term commitment to the community with the aim of inculcating in them the importance of the rational use of energy, the protection of the environment and home and public safety, among other issues. In 2015, the Company organized a series of educational activities for primary school students, among which the following can be mentioned:

✓  Connection to the future: the initiative consists of a theatre play that explains how electricity functions, the rational use of energy, its safe use at home, safety in public spaces and other electricity-related aspects. In 2015, 34 schools of Hurlingham, José C. Paz, Morón and San Martín districts were visited, which made it possible for 19,002 students to see the play.

✓  A hundred books for our school: through this proposal, public primary schools located within the Company’s concession area are invited to participate in a competition on multiple electricity-related issues. More than 8,000 students participated in the 2015 edition. The winning schools receive a library of more than one hundred books.

(Continued)

9.       Processes and control

New Code of Ethics

In the framework of the review of the Company’s Strategic Vision, in September 2015 the Board of Directors approved the new Code of Ethics.

The Code provides a roadmap to how we are expected to conduct ourselves and lays the foundation for delivering the service of excellence we set out to achieve.

The Code is available on our Training Platform for dissemination purposes and in order for all our employees to gradually adhere thereto.

Internal control system

As of December 31, 2015, the Company Management assessed the effectiveness of the internal control system with regard to the generation process of financial information, using the criteria set forth in the conceptual framework defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on its assessment, and considering the aforementioned framework, Management believes that the Company maintained an effective internal control on the issuance of its financial statements as of December 31, 2015.

(Continued)

10.  Board of Directors’ Proposal

Approval of financial statements

As required by section 234 of the Argentine Business Organizations Law, we hereby inform that the Financial Statements for the year ended December 31, 2015 will be submitted for approval purposes to the next Shareholders’ Meeting.

Allocation of profits

In compliance with current legal regulations, the Company Board of Directors proposes that the Annual General Meeting consider the following allocation of profits for the year ended December 31, 2015, which amount to ARS 1.1 billion:

-       Legal reserve (5% of the profit for the year): ARS 57.1 million

-       Absorption of losses: ARS 893.1 million

-       Voluntary reserve earmarked for future investments and other financial requirements: ARS 192.2 million

The Annual General Meeting will discuss and finally decide on the allocation of profits.

Furthermore, the amount allocated to the employee profit-sharing bond, which totals ARS 5.7 million and has been deducted from the income for the year, represents 0.5% of the profit for the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 23, 2016